

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2022

Mary Doyle
Chief Financial Officer
Great Ajax Corp.
13190 SW 68th Parkway, Suite 110
Tigard, Oregon 97223

> **Re: Great Ajax Corp.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 4, 2022**
> **File No. 001-36844**

Dear Mary Doyle:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction